Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC. AND SUBSIDIARIES

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets
Current assets
Cash	$5,495,270	$1,203,160
Short-term investments	6,727,141	4,290,348
Accounts receivable, net	1,263,451	3,271,218
Accounts receivable - related party, net	-	399,465
Advances to suppliers, net	342,737	481,769
Inventories, net	456,516	430,670
Deferred offering cost	-	917,446
Loans receivable	7,487,166	1,013,157
Prepaid expenses and other current assets	602,496	94,925
Total current assets	22,374,777	12,102,158

Non-current assets
Non-current accounts receivable	5,165,528	4,209,546
Non-current advance to a third party	401,647	421,679
Non-current loan receivable	-	4,342,100
Property, equipment and software, net	235,395	122,967
Operating lease right-of-use assets	4,800	6,641
Long-term investments	5,000,000	-
Total non-current assets	10,807,370	9,102,933
Total Assets	$33,182,147	$21,205,091

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$559,573	$696,734
Advances from customers	70,538	-
Loan payable	2,550,423	506,578
Deferred revenue	503,757	977,054
Taxes payable	1,708,684	1,671,322
Due to related parties	1,114	598
Accrued expenses and other current liabilities	310,772	348,167
Operating lease liabilities	3,162	3,242
Total current liabilities	5,708,023	4,203,695

Non-current Liabilities
Loan payable, non-current	-	2,171,050
Deferred income tax liabilities, non-current	1,515,182	1,300,421
Operating lease liabilities, non-current	1,638	3,399
Total non-current liabilities	1,516,820	3,474,870
Total Liabilities	7,224,843	7,678,565

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares and 10,987,679 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	1,439	1,099
Additional paid-in capital	16,721,551	2,628,356
Statutory reserve	836,215	836,215
Retained earnings	9,174,695	10,340,107
Accumulated other comprehensive loss	(776,596)	(279,251)
Total Shareholders’ Equity	25,957,304	13,526,526

Total Liabilities and Shareholders’ Equity	$33,182,147	$21,205,091

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$2,948,115	$2,859,150
Cost of revenues	(1,448,835)	(1,019,028)
Gross profit	1,499,280	1,840,122

Operating expenses:
General and administrative	991,254	787,113
Selling	325	291,272
Total operating expenses	991,579	1,078,385

Operating income	507,701	761,737

Other income (expense)
Government subsidies	148,902	8,588
Net investment income (loss)	88,846	(6,124)
Interest income	364,042	250,666
Interest expense	(160,319)	(122,765)
Other expense, net	(1,257)	(6,325)
Total other income	440,214	124,040

Income before provision for income taxes	947,915	885,777
Income tax expense	325,941	247,350

Net income	$621,974	$638,427
Comprehensive income (loss)
Net income	$621,974	$638,427
Foreign currency translation loss	(497,345)	(638,625)

Comprehensive income (loss)	$124,629	$(198)
Earnings per ordinary share
– Basic and diluted	$0.05	$0.06

Weighted average number of ordinary shares outstanding
– Basic and diluted	12,122,574	10,987,679

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2023 and 2022

	Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive loss	Shareholders’ Equity
Balance as of December 31, 2022	10,987,679	$1,099	$2,628,356	$836,215	$10,340,107	$(279,251)	$13,526,526
Adoption of ASC 326	-	-	-	-	(1,787,386)	-	(1,787,386)
Shares issued	3,404,685	340	14,093,195	-	-	-	14,093,535
Foreign currency translation adjustment	-	-	-	-	-	(497,345)	(497,345)
Net income	-	-	-	-	621,974	-	621,974
Balance as of June 30, 2023 (unaudited)	14,392,364	$1,439	$16,721,551	$836,215	$9,174,695	$(776,596)	$25,957,304

	Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income	Shareholders’ Equity
Balance as of December 31, 2021	10,987,679	$1,099	$2,628,356	$767,207	$8,993,370	$736,196	$13,126,228
Foreign currency translation adjustment	-	-	-	-	-	(638,625)	(638,625)
Net income	-	-	-	-	638,427	-	638,427
Balance as of June 30, 2022 (unaudited)	10,987,679	$1,099	$2,628,356	$767,207	$9,631,797	$97,571	$13,126,030

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Operating Activities
Net income	$621,974	$638,427
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,185	11,367
Amortization of right of use assets	1,598	-
Loss on disposal of property, plant and equipment	1,444	-
Accrued interest income from loans, net	(47,807)	(23,163)
Net investment (gain) loss	(88,846)	6,124
Provision for (reversal of) credit losses of receivables and advances to suppliers	71,984	(4,241)
Reversal of allowance for obsolete inventories	(4,469)	(2,853)
Deferred income tax	289,720	163,677
Changes in operating assets and liabilities:
Short-term investments – trading securities	400,374	3,742,348
Accounts receivable	(1,081,209)	(1,015,176)
Accounts receivable – related party	398,622	216,190
Advances to suppliers	469,979	44,047
Deferred offering cost	(130,134)	60,000
Inventories	(44,044)	(228,306)
Prepaid expenses and other current assets	(189,358)	34,285
Accounts payable	(109,021)	25,606
Advances from customers	73,900	-
Deferred revenue	(447,227)	313,257
Taxes payable	122,326	176,134
Operating lease liabilities	(1,598)	-
Due to related parties	571	(3,450)
Accrued expenses and other current liabilities	(123,095)	68,040
Net cash provided by operating activities	200,869	4,222,313

Investing Activities
Advance payment for software development	(346,635)	(122,207)
Loans to third parties	(2,986,321)	(6,176,843)
Repayment from third-party loans	600,000	207,247
Prepayment for office renovation	(123,597)	-
Purchases of property, plant and equipment	(140,536)	-
Purchases of held-to-maturity investments	(8,000,000)	(1,544,211)
Net cash used in investing activities	(10,997,089)	(7,636,014)

Financing activities:
Borrowing from third parties	-	3,088,422
Proceeds from issuance of ordinary shares	15,142,902	-
Net cash provided by financing activities	15,142,902	3,088,422

Effect of exchange rate changes on cash	(54,572)	(75,210)
Net increase (decrease) in cash	4,292,110	(400,489)
Cash at beginning of period	1,203,160	2,091,308
Cash at end of period	$5,495,270	$1,690,819

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$21,104	$34,202
Cash paid for interest	$80,159	$94,969

Non-cash transactions:
Deferred offering cost	$1,049,367	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

Notes to UNAUDITED CONDENSED CONSOLIDATED Financial Statements

June 30, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

HiTek Global Inc. ( “HiTek Global”) was incorporated under the laws of the Cayman Islands on November 3, 2017 in anticipation of an initial public offering. HiTek Global, through its variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Company”) provides hardware sales, software sales, information technology (“IT”) maintenance services and tax devices and services in the People’s Republic of China (the “PRC”).

On November 20, 2017, HiTek Global formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and nine other shareholders, who held 29.83%, 44.74% and 25.43% of its equity interests, respectively, in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek Global entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek for accounting purposes.

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a wholly owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), a wholly owned subsidiary of HiTek was established in XinJiang Province, PRC.

In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly owned subsidiary of WFOE was incorporated under the laws of the PRC.

The Company’s current corporate structure is as follows:

As all the above mentioned companies presented were under common control, the series of contractual arrangements between HiTek Global and HiTek in March 2018 constituted a reorganization under common control and was retrospectively applied to the consolidated financial statements (“CFS”) at their historical amounts. The CFS are prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including share and per share, which have been revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The unaudited condensed consolidated financial statements as of June 30, 2023 and for the six months periods ended June 30, 2023 and 2022 are unaudited. The accompanying unaudited condensed CFS have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Operating results as presented are not necessarily indicative of the results to be expected for a full year.

Principles of Consolidation

The accompanying unaudited condensed CFS include financial information related to the Company and its wholly-owned subsidiaries and those variable interest entities (“VIEs”) where the Company is the primary beneficiary.

In preparing the unaudited condensed CFS, all significant inter-company accounts and transactions were eliminated.

VIE Agreements with HiTek

During the six months ended June 30, 2023 and 2022, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions, professional fee payments and interest income. As of June 30, 2023, the VIEs accounted for 54% and 99% of the Company’s total assets and total liabilities, respectively. As of December 31, 2022, the VIEs accounted for 96% and 98% of the Company’s total assets and total liabilities, respectively. As of June 30, 2023 and December 31, 2022, $1,088,701 and $955,941 of cash was denominated in RMB, respectively. For more information regarding the VIE agreements with Hitek, refer to the Company’s annual report on Form 20-F/A for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 22, 2023.

Use of Estimates and Assumptions

The preparation of the unaudited condensed CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed CFS and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s unaudited condensed CFS include allowance for doubtful accounts, inventory obsolescence, deferred taxes, and the useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Fair Values of Financial Instruments

The U.S. GAAP regarding fair value (“FV”) of financial instruments and related FV measurements define FV, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring FV.

The three levels of inputs are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable.

ASC 825-10 “Financial Instruments”, allows entities to choose to measure certain financial assets and liabilities at FV (FV option). The FV option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the FV option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the FV option to any outstanding instruments.

The carrying amounts in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, advances to suppliers, deferred offering costs, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable, VAT and other taxes payable, and due to related parties approximate their FV based on the short-term maturity of these instruments.

The Company’s investments measured at FV on a recurring basis consist of trading securities and held-to-maturity debt securities. The valuation for the Level 1 position is based on quoted prices in active markets. Detailed information is in “NOTE 3-INVESTMENTS” in this report.

Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the six months ended June 30, 2023 and 2022, there were no other contracts to issue options, warrants or conversion rights, which would have a dilutive effect on EPS.

Cash

Cash consists of cash on hand and in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of June 30, 2023 and December 31, 2022 (audited), cash balances held in PRC banks are uninsured. The Company has not experienced any losses in bank accounts during the six months ended June 30, 2023 and 2022.

Concentrations of Credit Risk

Currently, all of the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments, trade accounts receivable, and accounts receivable from related parties and advances to suppliers. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Investments

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Considering the Company’s short-term investments are highly liquid in nature, changes in the FV and related transactions of short-term investments are presented as operating activities in the Company’s consolidated statements of cash flows. Long-term investments include mutual funds and wealth management products with maturity over one year. The Company accounts for investment in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in unaudited condensed Consolidated Statements of Operations. Net realized and unrealized holding gains and losses for investments are included in unaudited condensed Consolidated Statements of Operations.

If a security is acquired with the intent of selling it within hours or days, the security is classified as a trading security. The Company classifies investments in trading stock and mutual funds as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

If the Company has positive intent and ability to hold to maturity, the security is classified as a held-to-maturity security. The Company classifies investments in wealth management products as held-to-maturity securities as the Company intends to hold these investments until maturity. The investments in wealth management products are valued at carrying value, which approximates the amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in FV below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its FV at the balance sheet date of the reporting period for which the assessment is made.

Expected Credit Losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods, which resulted in recording the related financial impact in retained earnings in 2023.

Upon adoption of ASC 326, the Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc., and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to Suppliers

Advances to suppliers are amounts prepaid to suppliers for purchases of inventories and outsourced software services. In evaluating the recoverability of such advances, the Company mainly considers the age of the balance and the ability of the suppliers to perform the related obligations.

Deferred Offering Cost

The Company complies with ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering cost consists of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering. Deferred offering cost is charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred cost, as well as additional expenses to be incurred, will be charged to operations.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property, Equipment and Software

Property, equipment and software are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in the statement of operations in the year of disposition. The Company examines the possibility of decreases in the value of property, equipment and software, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful life
Furniture and office equipment	2-3 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings and improvements	20 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated FV and its book value.  The Company did not record any impairment charge during the six months ended June 30, 2023 and 2022.

Revenue Recognition

The Company follows ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) for its revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In accordance with ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

●	Hardware sales

Hardware revenues are generated primarily from the sale of computer and network hardware to end users. The products include computers, printers, internet cables, certain internet servers, cameras and monitors. Sales of hardware have a single performance obligation. The Company usually recognizes the revenue when ownership is transferred to end customers. The Company’s revenue from sales of hardware is reported on a gross basis since the Company is primarily obligated in the transaction, bears inventory and credit risk and has discretion to establish the prices. Hardware sales are classified as “Revenue” in the Company’s consolidated statements of operations.

●	Software sales

HiTek also does business in software sales and focuses on the perpetual licenses sales for one of the self-developed software Communication Interface System (“CIS”). CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal enterprises. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

Performance Obligations - Software contracts with customers include multiple performance obligations such as sale of software license, installation of software, operation training service and warranty. The installation and operation training are essential to the functionality of the software which are provided to the clients prior to the acceptance of the software. The Company provides one-year warranty which mainly telephone supports. The Company estimates that costs associated with warranty are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company recognizes revenue when the software is accepted by the customer. Revenues from software sales contracts are classified as “Revenue” on the Company’s consolidated statements of operations.

●	Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. HiTek could provide supporting services to the new taxpayers.

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, installation and after-sales supporting services, tax control system risk investigation service, and tax invoicing management service, such as training service on issuing electronic invoice, complete tax declaration automatically and back up data online.

Revenue from the sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue from its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue from tax control system risk investigation service is recognized when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that is sold separately and charged to customers at contract inception.

The Company’s revenue from its gross billings is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

Revenue was comprised of the following.

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues
Hardware	$1,313,059	$799,247
Tax devices and service	859,855	961,054
Software	775,201	1,098,849
Total revenues	$2,948,115	$2,859,150

●	Contract balances

Prepayments received from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for GTD and tax invoicing management service received from customers while the services have not yet been performed. The Company recognizes the service fees as revenue on a straight-line basis in accordance with the service periods.

●	Practical expedients and exemptions

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for GTD received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. For the six months ended June 30, 2023 and 2022, the Company recognized revenue of $649,333 and $136,657 respectively, that was included in the deferred revenue balance at the beginning of each period.

Cost of Revenue

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid for the GTD; and (iv) compensation for the employees who handle the products and other costs that are necessary for us to provide the services to our customers.

Selling Expenses

Selling expenses consists of primarily shipping and handling costs for products sold and advertising and marketing expenses for promotion of our products.

General and Administrative Expenses

General and administrative expenses consist primarily of costs of salary and welfare for our general administrative and management staff, facilities costs, depreciation and amortization expenses, professional fees, accounting fees, meals and entertainment, utilities, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations. All depreciation and amortization was recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purposes.

Government Subsidies

Grants are given by the government to mainly support the Company for the increase in production and social insurance compensation for rural laborers. Grants are recognized as government subsidies income in the unaudited condensed consolidated statements of operations when received.

Research and Development Expenses

The Company follows FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. FASB ASC 985-20-25 requires research and development (“R&D”) costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. Some judgment and estimation is required to assess when technological feasibility Is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, R&D costs are generally expensed as incurred.

The Company expenses R&D expenses as incurred and they are included as part of general and administrative expenses. R&D expenses for the six months ended June 30, 2023 and 2022 were $19,597 and $25,035, respectively.

The Company defers certain costs for the software development activities associated with certain software, which the Company determined has future economic benefit. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses if it deems there no longer is a future benefit. The Company has two software (for internal use) (Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application) and they were fully amortized as of December 31, 2022.

Income Taxes

The Company is governed by the Income Tax Law of the PRC. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applies the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s CFS. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

Value Added Taxes (“VAT”)

VAT is reported as a deduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable.

Foreign Currency Translation

The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The unaudited condensed CFS are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The exchange rates as of June 30, 2023 (unaudited) and December 31, 2022 and for the six months ended June 30, 2023 and 2022 (unaudited) are as follows:

	June 30,	December 31,	Six Months Ended June 30,
	2023	2022	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	7.2537	6.9091	6.9237	6.4758

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income(loss) for the six months ended June 30, 2023 and 2022 consisted of net income and unrealized (loss from foreign currency translation adjustment.

Related Parties

A party is considered related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Leases

On December 31, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

The most significant impact upon adoption is for the recognition of Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office and warehouse space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its unaudited condensed CFS.

NOTE 3 – INVESTMENTS

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Long-term investments consist of wealth management products with maturity over one year. Investments consisted of the following.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	June 30,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	(Unaudited)
Short-term investments
Trading securities	$1,934,952	$1,934,952	$-	$-
Held-to-maturity debt securities	4,792,189	4,792,189	-	-
Long-term investment
Held-to-maturity debt securities	5,000,000	5,000,000	-	-
Total	$11,727,141	$11,727,141	$-	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Short-term investment
Trading securities	$2,408,772	$2,408,772	$-	$-
Held-to-maturity debt securities	1,881,576	1,881,576	-	-
Total	$4,290,348	$4,290,348	$-	$-

Net investment (loss) income for the six months ended June 30, 2023 and 2022 consists of the following.

	2023	2022
	(Unaudited)	(Unaudited)
Gain (loss) from sales of short-term investments:
Trading securities	$31,721	$(24,453)
Unrealized holding (loss) income of short-term investments:
Trading securities	(15,263)	6,872
Held-to-maturity debt securities	7,950	11,457
Unrealized holding (loss) income of long-term investments:
Held-to-maturity debt securities	64,438	-
Net investment income (loss)	$88,846	$(6,124)

NOTE 4 – accounts receivable, Net

At June 30, 2023 and December 31, 2022, accounts receivable, net consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Accounts receivable	$3,148,195	$3,435,340
Less: allowance for credit losses	(1,884,744)	$(164,122)
Accounts receivable, net	$1,263,451	$3,271,218
Accounts receivable – related party, net	$-	$399,465
Non-current accounts receivable	$5,165,528	$4,209,546

The following table describes the movements in the allowance for credit losses during the six months ended June 30, 2023.

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Balance at December 31,	$164,122	$179,475
Adoption of ASC 326	1,787,386	-
Provision for doubtful accounts	73,805	1,324
Foreign exchange difference	(140,569)	(9,030)
Balance at June 30 (Unaudited)	$1,884,744	$171,769

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

NOTE 5 – ADVANCES TO SUPPLIERS, Net

As of June 30, 2023 and December 31, 2022, advances to suppliers consisted of the following:

	June 30, 2023	December 31, 2022
	(Unaudited)
Advances to suppliers - Inventories	$11,871	$483,435
Advances to suppliers – Services (1)	330,866	-
Less: reserve for amount not recoverable	-	(1,666)
Total	$342,737	$481,769

(1)	In 2023, the Company signed a software upgrade and development contract (for internal use) (Interface System), which obligated the software company to perform certain software upgrade and development activities from May to September 2023. As of June 30, 2023, the total contract price was $661,731 and shall be paid using installment payment method (50% within 5 working days after the signing of this contract, 40% within 5 working days upon launching of the official version, and 10% within 30 working days upon launching of the official version). The ownership of the final product belongs to the Company.

NOTE 6 – INVENTORIES, NET

At June 30, 2023 and December 31, 2022, inventories consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Inventory	$463,691	$442,681
Less: reserve for obsolete inventories	(7,175)	(12,011)
Total	$456,516	$430,670

Inventories include computer, network hardware, and GTDs. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At June 30, 2023 and December 31, 2022, prepaid expenses and current assets consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Interest receivable (1)	$315,466	$42,263
Prepaid expenses (2)	156,958	4,342
Prepayment for office renovation	117,974	-
Other receivables, net (3)	12,098	48,280
Total	$602,496	$94,925

(1)	Interest receivable primarily consists of interest from loans to third parties and interest from investments.

(2)	Prepaid expenses primarily consist of insurance premium, investor relations and lawyer’s fee.

(3)	Other receivables primarily consist of cash advance to employees for business travel or expenses incurred in the ordinary courses of business, net of expected credit loss.

NOTE 8 – LOAN RECEIVABLE

At June 30, 2023 and December 31, 2022, loan receivable consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Guangxi Beihengda Mining Co., Ltd. (1)	$5,100,845	$5,355,257
Hongkong Sanyou Petroleum Co., Ltd (2)	2,386,321	-
Total loan receivable	7,487,166	5,355,257
Less: current portion	7,487,166	1,013,157
Loan receivable - non current	$-	$4,342,100

(1)	On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,135,820), RMB3,000,000 ($413,582) and RMB7,000,000 ($965,025) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 loan and RMB7,000,00 will mature on January 20, 2024 and June 13, 2024. The RMB3,000,000 loan was repaid in August, 2022 with interest of RMB120,000 ($16,543). The change in the carrying value of these outstanding loans from $5,355,257 in 2022 to $5,100,845 in 2023 was due mainly to currency translation. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining right for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for production of 1.306 million cubic meters per year.

(2)	In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans will mature within nine months from the date of issue, with loan principal, interest and handling fees to be settled immediately after the maturity date. From April to June 2023, total loans to such third party amounted to $2,986,321, of which $600,000 of the principal was repaid prior to June 30, 2023.

Interest income for the six months ended June 30, 2023 and 2022 was $363,224 and $231,632, respectively.

NOTE 9 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company signed a software development contract (for internal use) (Corporate Full-Service Platform Mobile Application) which obligated the software development company to perform certain software development activities on September 10, 2020. The scope of the work includes analyzing and confirming the application requirements checklist provided by the Company, designing under user interface, coding, arranging/locating the servers, and launching. As of June 30, 2023, the total contract price was $413,582 and shall be paid using installment payment method (30% within 30 working days after the signing of this contract, 50% within 30 working days upon launching of the official version, and 20% within 90 working days upon launching of the official version). The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. As of June 30, 2023, product development costs capitalized totaled $401,647 (recorded in non-current advances to a third party) and the Company’s commitments to additional costs under software development contracts were $11,935 as of June 30, 2023. The Company plans to restart this software development project after the final payment of $11,935 in the last quarter of 2023.

NOTE 10 – PROPERTY, equipment AND SOFTWARE, net

At June 30, 2023 and December 31, 2022, property, equipment and software consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Office furniture	$-	$2,576
Computer equipment	-	6,545
Transportation equipment	161,265	67,580
Buildings and improvements	427,295	448,607
Software	1,017,412	1,068,156
	1,605,972	1,593,464
Less: accumulated depreciation and amortization	(1,370,577)	(1,470,497)
	$235,395	$122,967

NOTE 11 – Taxes payable

At June 30, 2023 and December 31, 2022, taxes payable consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Value-added tax payable	$1,171,501	$1,135,002
Income tax payable	396,918	404,617
Other taxes payable	140,265	131,703
Total	$1,708,684	$1,671,322

NOTE 12 – RELATED PARTY TRANSACTIONS

The following are related party balances as of June 30, 2023 and December 31, 2022.

	June 30, 2023	December 31, 2022
	(Unaudited)
Accounts receivable
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$-	$399,465
	$-	$399,465

	June 30, 2023	December 31, 2022
	(Unaudited)
Due to related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$1,114	$598
	$1,114	$598

The following are related party transactions for the six months ended June 30, 2023 and 2022.

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cost of revenues
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$8,663	$-
	$8,663	$-

(1)

Beijing Zhongzhe Yuantong Technology Co., Ltd. (“Beijing Zhongzhe”) and one of the minority shareholders of HiTek are under common control. As of December 31, 2022, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. was $399,465. As of June 30, 2023, it was collected by the Company.

(2)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd. The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd. hardware of $8,663 and $nil for six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, the Company has outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., of $1,114 and $598, respectively. The advances are due on demand and non-interest bearing.

NOTE 13 – LEASES

A summary of supplemental information related to operating leases (unaudited) as of June 30, 2023 is as follows.

Operating lease ROU assets	$4,800

Operating lease liabilities-current	$3,162
Operating lease liabilities-non current	1,638
Total operating lease liabilities	$4,800

Weighted average remaining lease term	1.5 years
Weighted average discount rate	4.8%

The following table represents the maturity of lease liabilities (unaudited) as of June 30, 2023.

12 months ending June 30,
2024	$3,309
2025	1,654
Total lease payments	4,963
Less: interest	(163)
Present value of lease liabilities	$4,800

NOTE 14 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At June 30, 2023 and December 31, 2022, accrued expenses and other current liabilities consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Payroll	$121,079	$253,212
Interest payable	96,640	21,132
Other	93,053	73,823
Total	$310,772	$348,167

NOTE 15 – LOAN PAYABLES

At June 30, 2023 and December 31, 2022, loan payables consisted of the following.

	June 30, 2023	December 31, 2022
	(Unaudited)
Short-term borrowings	$2,550,423	$506,578
Long-term borrowings	-	2,171,050
Total	$2,550,423	$2,677,628

On January 21, March 28 and June 14, 2022, the Company entered into three loans of RMB15,000,000 ($2,067,910), RMB1,500,000 ($206,791) and RMB3,500,000 ($482,512) from a third party, carrying interest at 12%. The RMB15,000,000 loan and RMB3,500,000 loan are due on January 20, 2024 and June 13, 2024, respectively. The RMB1,500,000 loan was repaid prior to December 31, 2022. The change in the carrying value of these outstanding loans from $2,677,628 in 2022 to $2,550,423 in 2023 was due mainly to currency translation.

The interest expense for the six months ended June 30, 2023 and 2022 was $160,319 and $122,765. Respectively.

NOTE 16 – ORDINARY SHARES

In April 2023, the Company issued 3,404,685 Ordinary Shares, of which 3,200,000 shares were related to the public offering and 204,685 shares to an over-allotment arrangement, at $5.00 per share with net proceeds of approximately $15.1 million.

NOTE 17 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the CFS as HiTek Hong Kong Limited has no assessable profits for the six months ended June 30, 2023 and 2022.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. Since the beginning of 2022, Huoerguosi did not enjoy the above preferential tax policy. State Administration of Taxation and Ministry of Finance issued a notice related to the tax relief policy of the small- scale enterprises in January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but less than RMB 3 million, 50% of their annual taxable income will be subject to income tax at the reduced rate of 20%. In April 2021, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2021 to December 31, 2022, for those with annual taxable income less than or equal to RMB 1 million, only 12.5% of its annual taxable income will be subject to income tax at a reduced rate of 20%. In March 2022, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance further issued a notice stating that, from January 1, 2022 to December 31, 2024, for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. In March 2023, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2023 to December 31, 2024, for those with annual taxable income less than or equal to RMB 1 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%.

The Company’s income (loss) before income taxes includes the following for the six months ended June 30.

	2023	2022
	(Unaudited)	(Unaudited)
Non-PRC operations	$(270,571)	$(276,088)
PRC operations	1,218,486	1,161,865
Total income before income taxes	$947,915	$885,777

Income tax expense was comprised of the following for the six months ended June 30.

	2023	2022
	(Unaudited)	(Unaudited)
Current tax expense	$36,221	$83,673
Deferred tax expense	289,720	163,677
Total income tax expense	$325,941	$247,350

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at June 30, 2023 and December 31, 2022 as follows.

	June 30, 2023	December 31, 2022
	(Unaudited)
Deferred tax assets
Net operating loss	$7,124	$5,313
Deferred revenue	116,000	205,605
Unbilled cost	348,601	355,461
Unbilled interest expenses	36,912	34,592
Software amortization	254,353	267,039
Allowance for doubtful accounts	38,673	8,308
Inventories obsolescence	2,739	7,043
Unrealized losses on trading securities	1,723	1,809
Accrued Bonus	42,144	62,441
Other	16,097	31,819
Total deferred tax assets	864,366	979,430
Deferred tax liabilities
Unbilled revenue	(2,226,177)	(2,149,169)
Unbilled interest income	(73,342)	(69,149)
Deferred government subsidiary income	(40,773)	(42,806)
Unrealized gain on short-term investment	(11,868)	(2,796)
Other	(5,766)	(4,462)
Total deferred tax liabilities	(2,357,926)	(2,268,382)
Valuation allowance	(21,622)	(11,469)
Net deferred tax liabilities	$(1,515,182)	$(1,300,421)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the six months ended June 30.

	2023	2022
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Effect of different tax rates in different jurisdictions	7.1%	7.8%
Permanent difference	0.1%	-%
Tax holiday effect	2.2%	(4.9)%
Effective tax rate	34.4%	27.9%

Uncertain Tax Positions

The Company had no significant unrecognized uncertain tax positions or unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the six months ended June 30, 2023 and 2022.

NOTE 18 – CONCENTRATIONS

Major Customers

Details of customers which accounted for 10% or more of the Company’s total revenues are as follows.

	Six Months Ended June 30,
	2023		2022
	(Unaudited)		(Unaudited)
Customer A	$808,726	27%	$979,560	34%
Customer B	407,092	14%	477,749	17%
Total	$1,215,818	41%	$1,457,309	51%

Details of customers which accounted for 10% or more of the Company’s accounts receivable are as follows.

	June 30,		December 31,
	2023		2022
	(Unaudited)		(Audited)
Customer A	$5,616,058	68%	$5,274,060	67%
Customer B	2,214,732	27%	1,864,208	24%
Total	$7,830,790	95%	$7,138,268	91%

Major Suppliers

Details of suppliers which accounted for 10% or more of the Company’s total purchases are as follows.

	Six Months Ended June 30,
	2023		2022
	(Unaudited)		(Unaudited)
Supplier A	$318,777	22%	$-	-%
Supplier B	-	-%	203,247	20%
Supplier C	167,867	12%	257,597	25%
Supplier D	-	-%	281,511	28%
Total	$486,644	34%	$742,355	73%

Details of suppliers which accounted for 10% or more of the Company’s accounts payable are as follows.

	June 30,		December 31,
	2023		2022
	(Unaudited)		(Audited)
Supplier E	$95,692	17%	$-	-%
Supplier F	75,823	14%	79,605	11%
Supplier B	69,904	12%	155,990	22%
Supplier G	-	-%	131,661	19%
Total	$241,419	43%	$367,256	52%

NOTE 19 – COMMITMENTS AND CONTINGENCY

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of June 30, 2023, the Company was not aware of any litigation or proceedings against it.

Risks in relation to the VIE structure

It is possible the Company’s operations and businesses through its VIE could be found by PRC authorities to violate PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result the Company’s VIE could become subject to the current restrictions on foreign investment in certain categories of industry. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible the contracts among WFOE, HiTek and HiTek’s shareholders would not be enforceable in China if PRC government authorities or courts found that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. If the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s CFS. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements WFOE, HiTek and HiTek’s shareholders are approved and in place. Management believes such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on R&D, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries of the Company must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of June 30,	As of December 31,
	2023	2022
	(Unaudited)
Total current assets	$12,241,892	$11,276,852
Total non-current assets	$5,807,370	$9,102,933
Total Assets	$18,049,262	$20,379,785
Total Liabilities	$7,172,377	$5,329,843

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$2,797,326	$2,752,332
Net income	$780,309	$845,693

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$804,159	$4,431,188
Net cash used in investing activities	$(610,768)	$(7,636,014)
Net cash provided by financing activities	$-	$3,088,422

NOTE 20 – SUBSEQUENT EVENTS

The Company performed an evaluation of events and transactions for potential recognition or disclosure through the date of this report. The Company is not aware of any material subsequent event other than the item disclosed below.

From July to October 2023, the Company provided loans with interest of 1.5% per month to a third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans will mature within nine months from the date of issue, with loan principal, interest and handling fees to be settled immediately after the expiration date. Total loans to such third party amounted to $5.1 million, of which $2.8 million of the principal and $78,447 of the interest was repaid prior to this report.

NOTE 21- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such rules and concluded they were applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed CFS for the parent company are included herein.

PARENT COMPANY BALANCE SHEETS

	June 30,	December 31,
	2023	2022
Assets
Current assets
Cash	$4,387,925	$226,578
Short-term investments	3,000,000	-
Intercompany receivables	10,000	10,000
Deferred offering cost	-	349,842
Prepaid expenses and other current assets	2,582,045	-
Total current assets	9,979,970	586,420

Non-current assets
Long-term investments	5,000,000	-
Investments in non-VIE subsidiaries	12,336,264	14,299,036
Total non-current assets	17,336,264	14,299,036
Total Assets	$27,316,234	$14,885,456

Liabilities and Shareholders’ Equity
Current liabilities
Intercompany payable	$1,358,930	$1,358,930
Total current liabilities	1,358,930	1,358,930

Total Liabilities	1,358,930	1,358,930

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares and 10,987,679 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	1,439	1,099
Additional paid-in capital	16,721,551	2,628,356
Statutory reserve	836,215	836,215
Retained earnings	9,174,695	10,340,107
Accumulated other comprehensive loss	(776,596)	(279,251)
Total Shareholders’ Equity	25,957,304	13,526,526

Total Liabilities and Shareholders’ Equity	$27,316,234	$14,885,456

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Operating expenses:
General and administrative	$394,676	$270,810
Total operating expenses	394,676	270,810

Operating loss	(394,676)	(270,810)

Other income (expense)
Net investment income	64,989	-
Interest income	60,924	21
Other expense, net	(615)	(4,169)
Total other income (loss)	125,298	(4,148)

Share of income from subsidiaries	891,352	913,385
Income before provision for income taxes	621,974	638,427

Net income	$621,974	$638,427
Comprehensive income
Net income	$621,974	$638,427

Comprehensive income	$621,974	$638,427
Earnings per ordinary share
– Basic and diluted	$0.05	$0.06

Weighted average number of ordinary shares outstanding
– Basic and diluted	12,122,574	10,987,679

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Operating Activities
Net income	$621,974	$638,427
Adjustments to reconcile net income to net cash used in operating activities:
Net investment gain	(956,341)	(913,385)
Changes in operating assets and liabilities:
Deferred offering cost	(130,134)	60,000
Prepaid expenses and other current assets	(130,735)	-
Net cash used in operating activities	(595,236)	(214,958)

Investing Activities
Loans to third parties	(2,986,321)	-
Repayment from third-party loans	600,000	-
Purchases of held-to-maturity investments	(8,000,000)	-
Net cash used in investing activities	(10,386,321)	-

Financing activities:
Proceeds from issuance of ordinary shares	15,142,902	-
Net cash provided by financing activities	15,142,902	-

Net increase (decrease) in cash	4,161,345	(214,958)
Cash and equivalents at beginning of period	226,578	509,728
Cash and equivalents at end of period	$4,387,923	$294,770